October 23, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael R. Clampitt

Re:	SWK Holdings Corporation (the “Registrant”)
Registration Statement on Form S-l
File No. 333-193942 (the “Registration Statement”)

Dear Mr. Clampitt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 10 a.m. EST on October 24, 2014, or as soon thereafter as practicable. Please be advised that to the knowledge of the Registrant, there has been no material change in the results of operations and financial condition of the Registrant as of and for the three months ended September 30, 2014 as compared to the results of operations and financial condition of the Registrant as of and for the three months ended June 30, 2014.

The Registrant acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
SWK HOLDINGS CORPORATION

/s/ J. Brett Pope
J. Brett Pope
Chief Executive Officer